UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission file number 1-32479

SEAPEAK LLC

(Exact name of Registrant as specified in its charter)

2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Information Contained in this Report on Form 6-K

On November 22, 2022, Seapeak LLC (Seapeak) entered into shipbuilding contracts for the construction of five, 174,000-cubic meter M-type, Electronically Controlled, Gas Admission (or MEGA) propulsion LNG carrier newbuildings. The LNG carriers will be constructed by Samsung Heavy Industries Co., Ltd. for a total fully built-up cost of approximately $1.1 billion and are scheduled for delivery in 2027. Upon their deliveries, the five LNG carriers will each operate under a fixed-rate time-charter contract with an international energy major for a firm period of ten years, each of which can be extended at the option of the charterer. Seapeak expects to finance the initial newbuilding construction instalment payments by way of an equity contribution from investment funds managed by its sponsor, Stonepeak. In due course, Seapeak expects to secure long-term debt funding to finance the remaining construction costs.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Statements about the expected construction, timing, completion, cost, financing and operation of the five new LNG carrier newbuildings, other than historical facts, constitute forward-looking statements. The words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Deliveries of the newbuilding vessels may be delayed due to events affecting the shipyards and Seapeak may be unable to complete one or more of the shipbuilding contracts or fixed-rate time-charter contracts on the terms described in this Report on Form 6-K or at all because of a number of factors, including, among others: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the shipbuilding contracts or fixed-rate time-charter contracts, (ii) unexpected costs, liabilities or delays, and (iii) fluctuations in economic or geopolitical conditions. The forward-looking statements represent Seapeak’s views as of the date on which such statements were made. Additional factors are discussed in Seapeak’s filings with the SEC, which are available for review at www.sec.gov. Seapeak expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: November 22, 2022	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer